Exhibit 3.1

KPMG LLP Yonge Corporate Centre 4100 Yonge St. Suite 200 North York, ON M2P 2H3	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

AUDITORS’ CONSENT

The Board of Directors

Constellation Software Inc.

We consent to the use of our audit report, dated February 25, 2015, on the consolidated financial statements of Constellation Software Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information, which is included in amendment no. 1 to the registration statement on Form F-7 of the Entity, dated the date hereof.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 20, 2015

Toronto, Canada